Exhibit 99.3

November 15, 2023

Meta Data Limited

Please be advised of the following Final Depositary’s Notice of Extraordinary General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	68276W400 (DTC Eligible) ADS ISIN: US68276W4006

Country of Incorporation:	Cayman Islands

Meeting Details:	Extraordinary General Meeting at 10:00 p.m., local time at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong

ADS Record Date:	November 13, 2023

Voting Deadline:	November 30, 2023 at 10:00 AM EST

Meeting Date:	December 07, 2023

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website: http://www.aiumeta.com/en/Investors.html

Ratio (ORD:ADS):	2 : 1

Holders of American Depositary Shares (“ADSs”) representing ordinary shares (the “Deposited Securities”) of Meta Data Limited (the “Company”) are hereby notified of the Company’s Extraordinary General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda, is available at http://www.aiumeta.com/en/Investors.html.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, from the Company’s website at http://www.aiumeta.com/en/Investors.html or by submitting a request to ir@aiumeta.com.

Holders of ADSs as of the close of business on the ADS Record Date stated above will be entitled, subject to any applicable law, the provisions of the deposit agreement entered into between the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and the Holders of ADSs (the “Deposit Agreement”), the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs.

In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form so that it is received by the voting deadline stated above. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt of voting instructions of a Holder on the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to vote or cause the custodian to vote the Deposited Securities (in person or by proxy) represented by ADSs evidenced by such receipt in accordance with such voting instructions.

Holders are advised that in the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Deposited Securities represented by the ADSs held by such Holder on the ADS Record Date, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing, if applicable) that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Deposited Securities, provided, further, that the Company will have no liability to any Holder or Beneficial Owner (as defined below) resulting from such notification.

Additionally, Holders are advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Company’s memorandum and articles of association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owners for not having demanded voting on a poll basis.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

shemaildb@equiniti.com